As Filed with the Securities and Exchange Commission on February 25, 2005 Registration No. 333-121651

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM S-2/A-1

                          REGISTRATION STATEMENT
                                 UNDER THE
                          SECURITIES ACT OF 1933


                          TRYCERA FINANCIAL, INC.
          (Exact name of Registrant as Specified in Its Charter)


            Nevada                                    33-0910363
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                    Identification No.)


                         170 Newport Center Drive
                                 Suite 210
                         Newport Beach, CA  92660
                              (949) 273-4300
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                       Matthew S. Kerper, President
                         170 Newport Center Drive
                                 Suite 210
                         Newport Beach, CA  92660
                              (949) 273-4300
         (Name, address, including zip code, and telephone number
                including area code, of agents for service)


                                Copies to:
                           Ronald N. Vance, P.C.
                              Attorney at Law
                             57 West 200 South
                                 Suite 310
                         Salt Lake City, UT  84101
                              (801) 359-9300
                           (801) 359-9310 (fax)
                             rnvance@qwest.net
_____________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

                                Proposed        Proposed
Title of                        Maximum         Maximum
Shares            Amount To Be  Offering Price  Aggregate       Amount Of
To Be Registered  Registered    Per Unit (1)    Offering Price  Registration Fee
----------------  ------------  --------------  --------------  ----------------
Common Stock,     3,619,637     $0.75           $2,714,728      $320
$.001 par value
per share
________________
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                          PRELIMINARY PROSPECTUS
                           SUBJECT TO COMPLETION
                          DATED FEBRUARY 25, 2005

                          TRYCERA FINANCIAL, INC.

                     3,619,637 Shares of Common Stock

     We are registering a total of 3,619,637 shares of our common stock, all of which are being offered by selling shareholders. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The offering price was determined by the Board of Directors based upon the last price at which we sold shares of our common stock for cash, which price was $0.75 per share.

     There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our stock will ever develop.

     Investing in our stock involves risks. You should carefully consider the Risk Factors beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


             The date of this prospectus is ____________, 2005

                             TABLE OF CONTENTS


                                                                        Page
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

RECENT DEVELOPMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . .  2

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS  . . . . . . . . . . .  9

USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

DETERMINATION OF OFFERING PRICE  . . . . . . . . . . . . . . . . . . . .  9

DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . 10

DESCRIPTION OF SECURITIES  . . . . . . . . . . . . . . . . . . . . . . . 12

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 13

PRIOR BLANK CHECK INVOLVEMENT  . . . . . . . . . . . . . . . . . . . . . 15

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

ADDITIONAL INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . 16

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  . . . . . . . . . . . . 16

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17



     This prospectus is accompanied by our annual report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2003, our quarterly report on Form 10-QSB, as amended, for the fiscal quarter ended September 30, 2004, and our periodic report on Form 8-K, as amended, dated November 2, 2004.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                            PROSPECTUS SUMMARY

The Company

     Trycera Financial, Inc. was incorporated under the laws of the State of Nevada on May 10, 2000, under the name "Whitelight Technologies, Inc." On June 14, 2004, we amended the articles of incorporation to change the name to "Trycera Financial, Inc." From our incorporation in 2000 until the commencement of operations in 2004, we conducted no material business activities. During the same time frame, various costs were expensed with regard to legal and accounting work.

     We are a development stage company which commenced operations in May 2004. Since inception we have had significant operating and net losses and no net income to date. Since inception through September 30, 2004, we have generated losses of ($445,405). We develop and market a suite of stored value products and catalog shopping cards. Stored value products are defined as financial instruments where the value on the card has been prepaid, and where subsequent transactions decrease the value against the balance originally loaded onto the instrument. We generate revenue by selling our prepaid cards through sales channels that include the following: our own website, online marketing programs, third party card marketers and a network of commissioned sales representatives. Third party card marketers are best represented as companies or organizations that resell our prepaid products through a contractual agreement to share profits and costs with us. Each third party marketer is or will be represented by an independent agreement with us. Our online marketing programs include marketing and product advertising on websites, banner ad placements on finance related web links and homepage advertising with online marketing companies such as Google, Yahoo and Overture. Revenues generated through the various channels are then shared based on contractual terms negotiated between us and the sales channel/group.
In addition to the initial sales revenue generated from the prepaid card products, there is fee revenue generated by the use of the product. The principal fees include the following: ATM usage fees, cash advance fees, maintenance fees, inactivity fees, balance inquiry fees, customer service and support fees, and interchange revenue fees. Along with the prepaid card products, we also market a catalog shopping card. The catalog shopping card is a product that offers consumers an opportunity to buy goods and services selecting products out of designated catalogs. Consumers receive various name brand catalogs from which the individual may elect to purchase products. In our catalog card sales cycle, a cardholder will purchase merchandise from a catalog by completing the required order forms and mailing in the down payment. This initial deposit covers the cost of goods, while future payments pay down the outstanding receivable balances for the catalog shopping cardholder and provide a profit source for us. In most cases, the consumer is required to provide a down payment of between 20% and 50% of the purchase price, with the balance due in installments. We are also actively engaged in seeking acquisition targets which would either complement the business process services we provide or would provide new markets for us. On November 2, 2004, we completed the acquisition of virtually all of the assets of Signature Credit Corporation which we use in our current business.

     Our principal executive offices are located at 170 Newport Center Drive, Suite 210, Newport Beach, CA 92660. Our telephone number is
(949) 273-4300. Our Internet address is www.trycera.com. The information on our Internet website is not incorporated by reference in this prospectus.

The Most Significant Risks Regarding an Investment in our Stock

     The purchase of the shares sold in this offering involves significant risks, including the following:
       * We have generated revenue of only $15,144 since our inception and have incurred net losses of ($445,450). We will incur significant costs in developing our business and there is no assurance that we will ever be profitable.
       * If we are required to fund our business through additional sales of our equity securities, or if we acquire an existing business or product using our common stock, we may significantly dilute existing shareholders, including persons who purchase shares in this offering.
       * Revenue generated from our catalog shopping cards could be materially affected if a significant number of users of the cards fail to pay the balances on their cards.

       * If significant time is spent by management in seeking or acquiring new businesses or products, our core business may be adversely affected because of the refocus of time and efforts of management on the new venture.
       * Because our common stock is not quoted on an over-the-counter quotation service, the liquidity of the shares offered hereby is severely limited. There is no assurance that any application made by us for quotation on the OTC Bulletin Board will be approved, or that a market for our stock will develop.
       * We have engaged in the past, and may engage in the future, in transactions with related parties. These transactions may not have been on terms as favorable as those with unrelated parties and could have an adverse impact on our cash flow.

     In addition to these risks, please see "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The Offering

     This offering relates to the offer and sale of 3,619,637 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

     The shares offered by the selling stockholders are already issued and outstanding and the resale of these shares by the selling shareholders will not affect the total number of outstanding shares. As of the date of this prospectus, we had 6,194,807 shares outstanding.

                            RECENT DEVELOPMENTS

Signature Acquisition

     On November 2, 2004, we entered into an Asset Purchase Agreement dated November 2, 2004, with Signature Credit Corporation, a California corporation. The agreement evidenced the acquisition of virtually all of the assets of Signature, except its cash on hand and certain rights under excluded agreements. In addition, we assumed Signature's obligations under certain agreements. Signature distributed financial products consisting of its Classic Advantage Cards and the stored value MasterCards, and sold general merchandise on credit to holders of these cards. We have incorporated the ongoing business of Signature into our own business.

     In connection with the purchase of the assets of Signature, we entered into a ninety-day consulting agreement with Dave Margolin, the sole shareholder, officer, and director of Signature, to provide us access to Mr. Margolin's experience in regard to continuation of the business of Signature by us. Mr. Margolin has agreed to provide a maximum of 125 hours of consulting services per month. The agreement provides for a monthly fee to Mr. Margolin of $6,000 and a performance bonus equal to 20% of the monthly net profit received by us from inquiries by potential customers into the Signature website acquired by us or from active direct marketing solicitations by us, excluding direct sales at retail locations and sales to third party distributors. The consulting agreement may be extended for an additional ninety days by mutual consent of the parties.

     Also in connection with the Asset Purchase agreement, we entered into a software agreement with Mr. Margolin and Daryl Rice, the joint developers of the Signet Software System which is used for customer management and billing. The software agreement provides that each of the parties will have a perpetual, fully-paid, non-exclusive, transferable license to the software.

     The transaction to acquire the assets of Signature, as well as the consulting agreement with Mr. Margolin, and the software agreement with Mr. Margolin and Mr. Rice were completed on November 2, 2004.
The assets acquired in this transaction included a Signet customized direct mail account management and billing software system and office equipment and furniture used by Signature in its business. In addition, we acquired Signature's rights to the corporate name and all other computer software, copyrights, customer lists, domain names, URL addresses, fictitious business names, trade names, trademarks, service marks, telephone numbers, transferable permits and licenses, and goodwill. We acquired the rights of Signature under existing contracts and receivables under agreements with customers relating to its past sales and distribution of Classic Advantage Cards. We further acquired all of the books, records, data, information, and documents relating to the business of Signature or its assets.

     The acquisition of Signature consisted of $24,775 in office equipment and supplies, $5,000 for the five domain names under which Signature conducted business, $75,000 for the Signet Software System, $7,725 of accounts receivable, and $100,000 booked as goodwill. The office equipment and supplies were assigned as tangible assets at a fair market value, while each domain name was assigned as an intangible asset and valued at $1,000 per domain, based on an average catalog and customer service domain purchase price from a leading domain name registrar. The office equipment and supplies were expensed in the month of November 2004, the domain names were booked as an intangible asset, the software system was booked into our fixed asset system, the accounts receivable were also booked into our fixed asset system, and the goodwill was likewise booked into the fixed asset system. The non-cash portion of the entry reflecting the stock that was granted to Mr. Margolin and Victor Lee was booked as additional paid-in-capital.

     Upon execution of the asset purchase agreement, we paid $85,000 to Signature and $5,000 to a business broker. We also delivered 33,750 shares of our common stock to Signature and 3,750 shares to Victor Lee, an advisor of Signature, and granted piggyback registration rights for these shares. We further agreed to issue 75,000 shares to Mr. Margolin on May 2, 2005, and 37,500 to him on November 2, 2005. We also agreed to pay to Signature on or before May 2, 2005, up to $10,000 and up to 95% of the cash receipts received by us from Signature's mailings, excluding our funded mailings, made before November 2, 2004, subject to certain offsets. This cash payment will be offset by 95% of all refunds paid or owed by virtue of the mailings made by Signature before November 2, 2004, by the accrued vacation pay owed to Signature's employees other than Mr. Margolin on account of their ceasing to be employees on or about the date of the agreement, and by the amounts of any other refunds as of the date of the agreement which are not attributable to the aforementioned mailings. On February 4, 2005, we paid Signature $3,500, which reflects the balance of the purchase price owed under the agreement which was to be paid on or before May 2, 2005.

Beneficial Stock Ownership

     The following table sets forth certain information furnished by current management concerning the ownership of the common stock of our company as of February 8, 2005, of (i) each person who is known to us to be the beneficial owner of more than 5 percent of the common stock;
(ii) all directors and executive officers; and (iii) our directors and executive officers as a group:

                                   Amount and Nature
Name and Address                   of Beneficial
of Beneficial Owner                Ownership (1)         Percent of Class

Matthew S. Kerper                  1,200,085(2)          18.62%
170 Newport Center Drive
Suite 210
Newport Beach, CA   92660

Bryan Kenyon                       777,580(3)            12.18%
170 Newport Center Drive
Suite 210
Newport Beach, CA   92660

Alan Knitowski                     598,750(4)             9.58%
170 Newport Center Drive
Suite 220
Newport Beach, CA   92660

Luan Dang                          537,500(5)             8.62%
170 Newport Center Drive
Suite 210
Newport Beach, CA   92660

Randolph Cherkas                   91,667(6)              1.47%
7 Leeds Road
Moorestown, NJ   08057

Executive Officers and             3,205,582             47.48%
Directors as a Group
(5 Persons)

Jason Daggett                      639,802(7)            10.31%
Trymetris Capital Fund I, LLC
4080 Paradise Road, #15168
Las Vegas, NV   89109
-----------
     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power. At February 8, 2005, we had 6,194,802 shares outstanding.
     (2) Mr. Kerper holds vested options to purchase 250,000 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Kerper.
     (3) Of the shares beneficially owned by Mr. Kenyon, 90,000 are held of record by his children's trust controlled by Mr. Kenyon.
Mr. Kenyon holds vested options to purchase 187,500 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Kenyon.
     (4) Of the shares beneficially owned by Mr. Knitowski, 450,000 are held of record by a family trust controlled by Mr. Knitowski, and 67,500 by an IRA. Mr. Knitowski also holds vested options to purchase 25,000 shares which are exercisable within sixty days. A company of which Mr. Knitowski is the president, holds vested options to purchase 31,250 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Knitowski.
     (5) Mr. Dang holds vested options to purchase 37,500 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Dang.
     (6) Mr. Cherkas holds vested options to purchase 25,000 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Cherkas.
     (7) Of the shares beneficially owned by Mr. Daggett, 562,302 are owned by Trymetris Capital Fund I, LLC, as to which Mr. Daggett has voting control over any investment in Trycera. Mr. Daggett holds vested options to purchase 12,500 shares which are exercisable within sixty days. The shares underlying these options are included in the table and are considered to be outstanding for purposes of computing the percentage interest held by Mr. Daggett.

                               RISK FACTORS

Risks Related to Our Business

     Because we recently commenced operations, our business is subject to all of the risks inherent in a new enterprise, including the absence of a profitable operating history and expenses of new product development for our prepaid and stored value MasterCard products and catalog shopping cards. Since inception we generated total revenues of only $15,144, while incurring a net loss of ($445,450). Our accumulated deficit as of September 30, 2004, consisted of ($393,350) of current year losses with a beginning deficit of ($51,674). This deficit consisted of operational costs and the general and administrative costs of beginning the business. The initial revenue received in the second quarter of 2004 amounted to $14,000, while in the third quarter we earned $1,114 of revenue. The quarter over quarter decline is the direct result of a one-time consulting engagement taking place in the second quarter while we continued to execute our planned business strategy and a focus on growing our revenue through our prepaid product and catalog card programs. Future growth will require significant expenditures for expansion, marketing, research and development as we expand our offering of stored value products and catalog shopping cards. Since launching the business in May of 2004, we have not achieved an operating profit in any month.
We have spent $841,840 in developing our prepaid products, which includes all labor, hardware, software and general and administrative costs to support such product development. In addition, we have spent $44,264 in cost of goods materials to support the marketing efforts of the products. As we continue to expand our offerings in stored value products and catalog shopping cards, we expect to continue to need in excess of $65,000 per month, and in select months, including one-time marketing costs, the need may rise to exceed $100,000. Traditional sources of funding from lending institutions will likely not be available to us. These expenses must either be paid out of future earnings or future offerings of equity or debt instruments. The availability of funds from either of these sources cannot be assured. Potential investors in the shares in this offering will likely suffer significant dilution if we are able to raise additional money through a future equity offering.

     Because we have not performed any market studies or obtained any independent market study of our products or services, there is no assurance that these products and services will be accepted in the marketplace. Our business plan is to introduce prepaid or stored value cards to the public. Rather than conducting extensive internal or independent marketing studies relating to these products, we will be relying upon the prior experience of our management in this industry as to the anticipated market acceptance of our products and services. Because we have conducted no formal marketing studies or other similar analysis, there is no assurance that these services and products will be accepted in the marketplace. Since commencing operations in May 2004, we have generated only $15,114 in gross revenue from these operations through September 30, 2004, and have incurred net losses of ($445,450) during the same period. We have not allocated any funds to performing any in-house or independent marketing studies to confirm or estimate market acceptance of our proposed services and products.

     If persons using our catalog shopping cards fail to pay the balance on their cards, we may encounter a bad debt write-off which could adversely affect our business. Although our catalog shopping card business does not extend credit, it does provide a spending limit to all active cardholders. Our consumers are provided catalog shopping cards which allow them to purchase products through our website or associated catalogs. Each purchase requires the consumer to pay a 25 percent down payment as a deposit, which covers the cost of the merchandise. However, there is no certainty that the cardholder will pay the remaining receivable balance, and thus we are at risk of needing to write down accounts receivable that cannot be collected.

     As we attempt to acquire new business ventures or products, we may incur significant costs in the process and may allocate significant time from our core business, all of which could adversely affect our operating results and stock price. As a part of our overall business plan, we intend to seek potential acquisition targets. As we do so, we will incur legal, accounting, and other costs associated with performing our due diligence on the proposed acquisition. If the acquisition is not completed, we may not be able to recoup these expenses from the target venture. Even if the acquisition is successful, the costs associated with the transaction could be significant and could cause funds to be reallocated from our core business to satisfy these expenses. Also, management may devote significant time to a proposed acquisition or new business venture which would distract the individual from his or her focus on developing our core business and which could adversely affect our operating results and stock price. The integration of divergent business operations may require significant time commitment on management which may also distract management from operating our core business. The business activities of these acquisitions may also involve risks which we are unable to predict at this time. The results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     The acquisition of existing businesses could result in the dilution of the percentage ownership of existing shareholders. As part of our business plan, we intend to seek and acquire related businesses or operations using shares of our common stock. For example, on November 2, 2004, we acquired certain assets of Signature Credit Corporation and agreed to issue a total of 150,000 shares in connection with the acquisition. The issuance of these shares and shares in future acquisitions could materially reduce the percentage ownership interest in the company of existing shareholders. There is no assurance that any acquired businesses or operations would be successful or that if unsuccessful, such acquisitions could be rescinded and the issued shares returned to us.

     We have had a number of related party transactions which may not have been on terms as favorable as with unrelated parties. As a start-up venture, we have engaged in a significant number of transactions with related parties that may not be deemed to have been at arm's length, including the following:
  * On May 12, 2004, we borrowed $200,000 from Trymetris Capital Fund I, LLC pursuant to the terms of a six-month 10% convertible debenture which we issued for the loan. The debenture was convertible at $0.75 per share. We also issued 100,000 shares of common stock as additional consideration for the loan and granted demand registration rights for the shares. The Fund is managed by Trymetris Capital Management, LLC. Alan S. Knitowski, our Chairman, is one of two managing members of this entity and holds an ownership interest in the Fund. However, he has recused himself from all issues involving Trycera, which means that he has no voting or investment control of Trycera shares owned by the fund. Jason Daggett, a member of our advisory committee, is the other managing member of the Fund. Eric Chess Bronk, the former sole officer and director of our company, is a non-managing member of this entity. On December 15, 2004, the loan was converted by the fund and we issued 282,302 shares in the conversion as full satisfaction of the amount owed pursuant to the debenture.
  * On May 10, 2004, we entered into a renewable one-year consulting agreement jointly with Cygni Capital LLC and Ecewa Capital LLC in which we agreed to pay a total of $10,000 every thirty days for the services of both entities and, during the initial term, a finder's fee equal to 8% of any transaction plus five-year warrants to purchase shares equal to 8% of the securities subject to the transaction. On May 18, 2004, we repaid $8,729 of loans made to us by Cygni Capital. On May 24, 2004, Cygni Capital leased approximately 1,478 square feet of office space and sublet the space to us for $3,695 per month. In addition, Mr. Bronk personally guaranteed the lease, for which we granted him five-year options to purchase 50,000 shares. These options are exercisable at $0.25 for the first 12,500, $0.45 for the next 12,500, $0.65 for the next 12,500, and $0.85 for the next 12,500.
     On May 27, 2004, we granted to Cygni Capital options to purchase 125,000 shares for prior consulting services. These options are exercisable at $0.25 for the first 31,250, $0.45 for the next 31,250, $0.65 for the next 31,250, and $0.85 for the next 31,250.
     Mr. Bronk is the president and Mr. Daggett is a vice-president and non-managing member of Cygni Capital. Mr. Knitowski is the owner and manager of Ecewa Capital.
  * On May 18, 2004, we repaid $20,123 of loans made to us by Rigel Funds Management, Ltd., of which Mr. Bronk is a director.
These transactions may not be on terms as beneficial as could be obtained from unrelated parties. In addition, the related parties may have interests that differ from those of other investors. We may engage in additional related party transactions in the future on less favorable terms than those offered by unrelated parties. These related party transactions would favor the interests of the related parties over those of the other stockholders, including persons who purchase shares in this offering.

     The loss of the services of current management would have a material negative impact on our operations. We will be dependent on Matthew S. Kerper, our CEO and President, and Bryan W. Kenyon, our CFO, as our current management for the foreseeable future. The loss of the services of any member of this management group could have a material adverse effect on our operations and prospects. We have entered into three-year employment agreements with these individuals which began in May and June 2004, respectively. These agreements do not contain non-compete provisions which would contractually prohibit them from competing with us after expiration or termination of the employment agreements. We have not obtained "key man" insurance policies on any member of management, including these individuals.

     Because we are in competition with a number of other companies, most of which are better financed than is our company, there is no assurance we will be able to compete successfully with these companies which could adversely affect our business. The dominant player in the prepaid stored value industry is Next Estate Communications, a leading provider of prepaid MasterCard cards. Next Estate has received venture funding from numerous companies and currently sells products in over 35,000 retail stores nationally. NetSpend Corporation, based in Austin, Texas, is also a leader within prepaid stored value platforms, offering a turnkey, retail based stored value solution to the check cashing industry. NetSpend is has received venture funding from several technology and banking firms. ITC Financial Services specializes in electronic payment solutions for a multitude of business pursuits, primarily focusing on retail based stored value and payroll products. It was founded by Cam Lanier III and funded by ITC holdings with an initial equity infusion of $54 million dollars in September 2003. WildCard Systems is another stored value provider with an established track record as the originator of Visa Buxx. Financed by GE Technology Finance and other private equity stakeholders, the company has developed a secure technology and services platform. This platform supports client configurable program management, cardholder account management, card distribution and other essential services for banks and business partners on a global scale. Each of these companies has a longer operating history and is better financed than our company. There is no assurance that as a startup company, we will be able to compete successfully with these other entities or that we will be able to capture a significant segment of the market share from these competitors.

Risks Related to Our Common Stock

     If our outstanding options are exercised, investors in our common stock could experience substantial dilution. As of February 8, 2005, we had outstanding performance based options to purchase 2,621,250 shares of our common stock, of which 596,250 were vested at that date, and the balance of which will vest, assuming certain performance benchmarks are met, if at all. The weighted average exercise price of the outstanding options is $0.56. These options are held by our directors, management, financial consultants and employees. Exercise of all of these options would result in the issuance of common stock which would represent approximately 28% of the shares then outstanding.

     If no market develops for our securities, investors may be unable to sell their shares. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. We have not contacted or located a market maker to make the application to the OTC Bulletin Board for our stock. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our stock will ever develop. Until a market for our common stock develops, if any sales are consummated at a price different than $0.75 per share, we will report such sale on a prospectus supplement if the sale price is within 20% of this price, or in a post-effective amendment if the sale price is more than 20% of this price. Once a market develops, we will file a post-effective amendment to revise the cover page of this prospectus and the plan of distribution herein to reflect current market prices.

     Because our shares will be designated as Penny Stock, the market price of our stock will likely be adversely affected. Our shares will be designated as "penny stock" and thus may be more illiquid, if a market for the stock is established in the future. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Securities Exchange Act of 1934) which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities will be subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of purchasers in this offering to sell their stock in any secondary market. These penny stock regulations, and the restrictions imposed on resales of penny stocks by these regulations, will likely adversely affect our stock price.

     In addition to the 3,619,637 shares registered for sale by the selling shareholders in this offering, we have outstanding 2,575,165 restricted shares, the overhang on the market or sale of which in the future could have a material adverse effect on the market price of our shares. These restricted shares were issued without registration and therefore can only be sold in a registered offering or pursuant to an exemption from registration, the most common of which is Section 4(1) of the Securities Act as interpreted by Rule 144. Rule 144 permits the purchaser of the restricted shares to sell the shares into the market beginning one year after the full purchase price for the shares was paid to the issuer or an affiliate of the issuer, whichever is applicable. Sales can only be effected through designated broker transactions. In most instances, these sales are limited during any three-month period to one percent of the total outstanding shares as reported by the issuer. Of the total number of these restricted shares not included in this offering, 2,550,165 were issued in May 2004 and would likely be eligible for sale under Rule 144 beginning in May 2005; the balance were issued in October 2004 and would likely be eligible for sale under Rule 144 beginning in October 2005. The sale of these shares into the market could have an adverse effect on the market price of the stock. Even the overhang of these shares on the market could adversely affect the market price of the stock.

     If our current management and directors uniformly vote their shares in connection with any proposal requiring approval of the shareholders or election of directors, they would likely be able to control the outcome of the vote on the proposed item or election because of the significant number of shares owned by them. Each shareholder is entitled to one vote per share on any proposal requiring shareholder vote. Depending upon the nature of the proposal to be voted upon, the majority of all of the outstanding shares entitled to vote on the item or the majority of the shares represented at the meeting may be required to approve the proposal. Our bylaws define a quorum at any meeting of shareholders to be at least one-third of the outstanding shares. Also, our shareholders are not permitted to cumulate their votes for the election of directors, which means that persons casting the most votes at an annual meeting can elect all of the directors and minority shareholders would not be able to elect any directors. At February 8, 2005, we had outstanding 6,194,802 shares, of which 3,205,582, or approximately 47.48%, were owned by our executive officers and directors. Because of management's and the board's control of the company through their combined stock ownership, it is likely that they would be able to elect directors at any annual meeting and affect the outcome of the vote on any proposal to be voted on at any shareholder meeting.

     Our board of directors can, without stockholder approval, cause preferred stock to be issued on terms that adversely affect common stockholders. Under our articles of incorporation, our board of directors is authorized to issue up to 20,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this prospectus, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by the board of directors could include voting rights, or even super voting rights, which could shift the ability to control the company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the corporation, which means that the holders of preferred shares would be entitled to receive the net assets of the corporation distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock.

     We have not paid, and do not intend to pay, dividends and therefore, unless our common stock appreciates in value, our investors may not benefit from holding our common stock. We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the price paid for the stock by these investors.

     If a public trading market for our common stock develops, it will likely be a volatile one and will likely result in higher spreads in stock prices. We intend to seek quotation of our stock on the OTC Bulletin Board, which is part of the over-the-counter market. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods, especially during the initial period after the stock is approved for quotation. These broad market fluctuations and other factors, such as acceptance of our products and services, and trends in the stored value industry, and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock, if a public trading market should develop in the future. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated on the over-the-counter market and higher than on the NASDAQ or the national exchanges, which means that the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. This is especially true of stocks traded in the over-the-counter market during the period immediately after the stock is approved for quotation through the over-the-counter quotation service such as the OTC Bulletin Board. Significant spreads between the bid and asked prices of the stock could continue until a sufficient volume of trading is reached and the stock is quoted by a significant number of market makers. We cannot predict when, if ever, the trading volume will be sufficient to significantly reduce this spread, or if we will ever have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the broker sells the shares, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the shares, the bid price will have sufficiently increased to create a profit on the sale.

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                              USE OF PROCEEDS

     We are registering 3,619,637 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares.

                      DETERMINATION OF OFFERING PRICE

     There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares. The offering price was determined by the Board of Directors based upon the last cash selling price for our shares, which was $0.75 per share.

                                 DILUTION

     We are registering 3,619,637 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the purchase price of the stock compared to the net tangible book value per share immediately after the purchase.

                           SELLING STOCKHOLDERS

     This prospectus relates to the offer and sale of 3,619,637 shares of our common stock by the selling stockholders identified below. Except as noted below, none of the selling stockholders is, or has been during the last three years, affiliates of ours. The selling stockholders will determine when they will sell their shares.
Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders:

                                                            Shares
                                                            Beneficially
                                        Number    Number    Owned
                                        Shares    Shares    After
Name                                    Owned     Offered   Offering(1)
Stephen M. Anderson Trust                66,667     66,667     -0-
BDR Showalter(2)                         50,000     50,000     -0-
Eric Chess Bronk(3)                     235,000    235,000     -0-
Trien & Nancy Bui                        66,667     66,667     -0-
Camellia Thu Dang 2000 Trust             27,000     27,000     -0-
Dac & Yung Cao                           33,333     33,333     -0-
Lynn Carlson(4)                          20,000     20,000     -0-
Casey Family Trust                       32,000     32,000     -0-
Randolph Cherkas(5)                      66,667     66,667     -0-
Choy Trust                               25,000     25,000     -0-
Continental American Resources           25,000     25,000     -0-
The James Curtis & Carrie Anne Stratton
 Revocable Living Trust                  25,000     25,000     -0-
Hang Thi Dang                           267,000    267,000     -0-
Uyen-Chi Dang                            27,000     27,000     -0-
Dang 2000 Children's Trust               54,000     54,000     -0-
Erian Feig                               10,000     10,000     -0-
Fleming Securities Corporation Ltd.      90,000     90,000     -0-
Michael & Judith Karmelich Living Trust  25,000     25,000     -0-
Geneva Tran Dang 2000 Trust              27,000     27,000     -0-
Joe Glenn                                25,000     25,000     -0-
Jackie Lee & Glenn Huang                 25,000     25,000     -0-
Wanda Hudson                             12,500     12,500     -0-
International Credit Alliance(6)         15,000     15,000     -0-
Jardine McManus Murphy & Moore           60,000     60,000     -0-
Knitowski Children's Trust               85,000     85,000     -0-
Alan Knitowski IRA(7)                    67,500     67,500     -0-
Kudo Trust                               25,000     25,000     -0-
Chok Leong Lam                           33,000     33,000     -0-
Victor Lee                                3,750      3,750     -0-
Nancy Leichter                            5,000      5,000     -0-
Gary Ligouri                             66,667     66,667     -0-

Dave Margolin(8)                         33,750     33,750     -0-
George Mariscal                          10,000     10,000     -0-
Brittany Mason                           25,000     25,000     -0-
Donald Mason                             66,667     66,667     -0-
MCB Trust                               110,000    110,000     -0-
Jason B. Mitchell                        17,000     14,000    3,000
Mitchell Family 1998 Revocable
  Living Trust                           20,000     20,000     -0-
Robert F. Mitro Living Trust            274,000    274,000     -0-
Suki Mudan                                5,000      5,000     -0-
Stephen Murphy                           10,000     10,000     -0-
Cuong Ngo                               100,000    100,000     -0-
Minh Nguyen                             100,000    100,000     -0-
Tho H. Nguyen                            66,667     66,667     -0-
Blaine Ott                               25,000     25,000     -0-
John J. & Joan M. Pellak                 25,000     25,000     -0-
Jeff Petix                               10,000     10,000     -0-
Gus Poulos                                2,500      2,500     -0-
Donald J. Regan                          10,000     10,000     -0-
Rigel Funds Management Ltd.(9)           50,000     50,000     -0-
Julia K. Sevier                          10,000     10,000     -0-
Hsin-Tsan Grace & Ming-Chien Shan        25,000     25,000     -0-
Frank A. Squilla                         10,000     10,000     -0-
Carl Suter                               25,000     25,000     -0-
Damon Suter                              25,000     25,000     -0-
Suter GC Trust(10)                       10,000     10,000     -0-
Transwest Equities LLC                   25,000     25,000     -0-
Hoan Tran                               133,333    133,333     -0-
Trymetris Capital Fund LLC(11)          552,302    552,302     -0-
Anthony & Christina Tse                  34,000     34,000     -0-
Ronald Vance(12)                         75,000     75,000     -0-
Douglas Wadkins                          66,667     66,667     -0-
Gene Witkin                              25,000     25,000     -0-
James Liu & Winnie Wong                  25,000     25,000     -0-
William Yotty                            25,000     25,000     -0-
                                      ---------  ---------    -----
  Totals                              3,622,637  3,619,637    3,000

     (1)  Assumes all of the shares offered are sold.
     (2) Mr. Daggett, the president and owner of this entity, has served as a member of our advisory board since May 11, 2004.
Mr. Daggett is also a member of Cygni Capital LLC, an entity which provides office space, office services, and consulting services to us.
     (3) Mr. Bronk was a founder of our company. He was a director from the organization of the company on May 10, 2000, until May 7, 2004. He served as president and treasurer from May 10, 2000, until May 7, 2004. Mr. Bronk is the president of Cygni Capital LLC, an entity which subleases office space to us on a month-to-month basis for $3,695 per month and, with Mr. Knitowski's company, provides consulting services to us for $10,000 per month pursuant to a consulting agreement dated May 10, 2004. Mr. Bronk personally guaranteed this lease, for which we granted him five-year options to purchase 50,000 shares. These options are exercisable at $0.25 for the first 12,500, $0.45 for the next 12,500, $0.65 for the next 12,500, and $0.85 for the next 12,500. From December 2002, until May 2004, Cygni Capital loaned $8,729 to us for operating expenses. These loans were repaid on May 18, 2004. On May 27, 2004, we granted to Cygni Capital options to purchase 125,000 shares for consulting services performed prior to the current consulting agreement. These options are exercisable at $0.25 for the first 31,250, $0.45 for the next 31,250, $0.65 for the next 31,250, and $0.85 for the next 31,250.
Mr. Bronk is also a director of Rigel Funds Management, Ltd., one of our selling shareholders.

     (4) Ms. Carlson served as a vice-president and secretary from May 10, 2000, until May 7, 2004. She has served as assistant secretary since May 7, 2004.
     (5) Mr. Cherkas has served as a director of our company since September 14, 2004. He also chairs our audit committee and is a member of our compensation committee. As a director and member of our committees, he received options on September 14, 2004, to purchase
50,000 shares exercisable at $0.75 per share.
     (6)  Mr. Daggett is the owner of this entity.
     (7) These shares are beneficially owned indirectly by Alan S. Knitowski. Mr. Knitowski has been a director since May 5, 2004. He has served as chairman since June 23, 2004.
     (8) Mr. Margolin is the president and sole shareholder and director of Signature Credit Corporation from whom we purchased virtually of their assets, subject to certain liabilities, on November 2, 2004. Signature distributed financial products and services, including its Classic Advantage Cards and the stored value
MasterCards, and sold general merchandise on credit to holders of these cards. The terms of the asset acquisition agreement provide for a purchase price of up to $100,000 payable in part over time and subject to certain offsets, 150,000 shares of common stock of the Company issuable in part over time, and 95% of the cash receipts, less certain offsets, received by us from product mailings made by Signature prior to the date of the agreement. In connection with the purchase of the assets of Signature, we entered into a ninety-day consulting agreement with Mr. Margolin. The agreement provides for a monthly fee to Mr. Margolin of $6,000 and a performance bonus equal to 20% of the monthly net profit received by us from inquiries by potential customers into the Signature website acquired by us or from active direct marketing solicitations by us, excluding direct sales at retail locations and sales to third party distributors. Also in connection with the asset purchase agreement, we entered into a software agreement with Mr. Margolin and Daryl Rice, the joint developers of the Signet Software System. The software agreement provides that each of the parties will have a perpetual, fully-paid, non-exclusive, transferable license to the software.
     (9) Mr. Bronk is a director of this entity. From May 2000 until June 2003 Rigel Funds Management, Ltd. loaned us $20,123 for operating expenses. These loans were repaid on May 18, 2004.
     (10)  Mr. Bronk is the trustee of this trust.
     (11) This entity is managed by Trymetris Capital Management, LLC. Alan S. Knitowski, our Chairman, is one of two managing members of this entity and holds an ownership interest in the Fund. Jason Daggett, a member of our advisory committee, is the other managing member of this entity. Eric Chess Bronk, the former sole officer and director of our company, is a non-managing member of this entity. On
May 12, 2004, we borrowed $200,000 from Trymetris Capital Fund LLC pursuant to the terms of a six-month 10% convertible debenture which we issued for the loan. The debenture was convertible at $0.75 per share. We also issued 100,000 shares of common stock as additional consideration for the loan and granted demand registration rights for the shares. On December 15, 2004, the loan was converted by the fund and we issued 282,302 shares in the conversion as full satisfaction of the amount owed pursuant to the debenture.
     (12) Mr. Vance has served as outside counsel since the company's organization on May 10, 2000, and as secretary since May 7, 2004.

                         DESCRIPTION OF SECURITIES

     The shares registered pursuant to the registration statement, of which this prospectus is a part, are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

     We are authorized to issue up to 100,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

      Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our board of directors. Notwithstanding this, Section 2115 of the California Corporations Code ("CCC") applies certain provisions of California corporate law to foreign corporations, such as our company as it presently exists, which are deemed to be "pseudo-California" corporations because of their significant business contacts with California and a large portion of their shareholders having addresses in California. In particular CCC Section 708, which mandates that shareholders have the right of cumulative voting in the election of directors, applies to our company under Section 2115.
This means that a shareholder entitled to vote at any election of directors may cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his shares are normally entitled, or may distribute his votes on the same principle among as many candidates as he thinks fit.

      There are additional material rights of our shareholders which are affected by virtue of our company being a "pseudo-California" corporation under Section 2115. Specified sections of the CCC are applied to Caneum to the exclusion of provisions of the laws of Nevada to the extent they are inconsistent. Under CCC Section 305, if a vacancy in our board of directors is filled by the remaining directors and the directors appointed by the board constitute a majority, any shareholders owning an aggregate of 5% or more of the outstanding shares have the right to call a special meeting of shareholders to elect the entire board. Under CCC Section 506, shareholders receiving any prohibited distribution as a dividend, redemption of shares or similar transaction, with knowledge of facts indicating the impropriety thereof, is liable to the corporation for the benefit of all of the creditors or shareholders entitled to institute action for the amount so received by the shareholder. CCC Section 710 also limits the ability of a corporation to provide for super-voting shares by requiring approval of super-voting provisions by at least as large a portion of the outstanding shares as is required pursuant to the super-voting provisions and renewal of the provisions by the same portion every two years. Under CCC 1000, our company's shareholders may have voting rights with respect to a sale or other disposition of all or substantially all of the company's assets. Under CCC Sections 1150-1160 and 1300-1313, our company's shareholders may have the right to vote, and may have dissenters' rights, in connection with a conversion of our company into another business entity. Under CCC Sections 1200-1313, shareholders of our company may have their right to vote, and may have dissenters rights, in a merger involving our company, a transfer of equity securities resulting in a change of control of our company or another acquired entity, or the acquisition of all or substantially all of the assets of our company or another entity, if equity securities of our company or another entity are issued to the acquired entity or its owners in such transaction.
Under CCC Section 1600, any shareholder or shareholders owning at least 5% of the outstanding shares may inspect and copy the record of shareholders' names and addresses or may obtain a shareholders' list from the transfer agent. CCC Section 1601 also permits any shareholder to inspect the accounting books and records and minutes of proceedings of the shareholders and the board and committees, provided that the inspection is for a purpose reasonably related to the shareholder's interests as a shareholder.

                           PLAN OF DISTRIBUTION

     This prospectus covers 3,619,637 shares of our common stock. All of the shares offered are being sold by the selling stockholder. We will not realize any proceeds from the sale of the shares by the selling stockholder. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. These unidentified selling security holders who may receive the shares covered by this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer will be identified in pre-effective or post effective amendments(s) or prospectus supplements(s), as applicable. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  * purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  * ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  * block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  *  an over-the-counter distribution;

  *  in privately negotiated transactions; and

  *  in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any selling shareholder who is an affiliates of a broker-dealer may also be deemed an underwriter if the seller did not purchase the shares in the ordinary course of business or at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. To our reasonable knowledge none of the selling shareholders in this Prospectus is either a broker-dealer or affiliated with a broker-dealer.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  * such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement;

  * such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders; or

  *  December 31, 2007.

                       PRIOR BLANK CHECK INVOLVEMENT

     Several of our shareholders and former executives have had prior experience with blank check companies, which are development stage companies that have no specific business plan or purpose or have indicated that their business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Set forth below is certain information about these blank check companies and the involvement of these persons.

  * Alnilam Corp. This Nevada corporation was organized in 2000 and has not yet commenced any business operations. Mr. Daggett, one of our shareholders, has been the president, the sole director, and a shareholder of Alnilam since 2000, and Eric Bronk, a former officer and a current shareholder of our company, was the sole director of Alnilam from inception until May 2000. In addition, Carl Suter, one of our shareholders is a shareholder of this company. Alnilam has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Cygni Investments, Inc. This Nevada corporation was organized in 1999 and has not yet commenced any business operations.
     Mr. Suter has been the president and sole director of Cygni since 1999. Mr. Daggett and Mr. Bronk are shareholders of this company. Cygni has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Mezzanine Investment Corporation. This Nevada corporation was organized in 1999 and has not yet commenced any business operations. Mr. Bronk has been the president and sole director of this entity since 1999. Mr. Daggett and Mr. Suter are shareholders of this company. Mezzanine has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Caneum, Inc. This Nevada corporation was organized in 2000 under the name Saiph Corporation and commenced business operations in December 2002. Mr. Bronk was a founder of this company. He was a director from the organization of the company on March 23, 2000, until December 19, 2002. He served as president from March 23, 2000, until August 1, 2002, and he served as treasurer from March 23, 2000, until December 19, 2002. Mr. Bronk is the sole managing member of Cygni Capital LLC, an entity which subleases office space to Caneum on a month-to-month basis for $1,400 per month and provides office services to it for $450 per month. Cygni Capital also provides business and financial consultant services to Caneum for $5,000 per month in an oral arrangement which is terminable at any time by either party.

                               LEGAL MATTERS

     The validity of the shares offered under this prospectus is being passed upon for us by Ronald N. Vance, P.C., Attorney at Law, 57 West 200 South, Suite 310, Salt Lake City, Utah 84101. Mr. Vance owns 75,000 shares of our common stock, all of which are included in this offering.

                                  EXPERTS

     The financial statements of our company for the years ended December 31, 2003 and 2002 included in this prospectus have been examined by Chisholm, Bierwolf & Nilson, LLC, 533 West 2600 South, Suite 250, Bountiful, Utah 84010, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

                          ADDITIONAL INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

     The following documents filed by us with the SEC are incorporated herein by reference:

  * Our annual report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC on April 1, 2004, and the amended Form 10-KSB/A for 2003 filed with the SEC on February 25, 2005.

  * Our current report on Form 8-K dated May 7, 2004, as filed with the SEC on May 13, 2004.

  * Our quarterly report on Form 10-QSB for the quarter ended March 31, 2004, as filed with the SEC on May 17, 2004.

  * Our current report on Form 8-K dated May 26, 2004, as filed with the SEC on June 9, 2004.

  * Our current report on Form 8-K dated June 14, 2004, as filed with the SEC on June 15, 2004.

  * Our quarterly report on Form 10-QSB for the quarter ended June 30, 2004, as filed with the SEC on August 16, 2004.

  * Our current report on Form 8-K dated August 25, 2004, as filed with the SEC on August 26, 2004.

  * Our current report on Form 8-K dated September 14, 2004, as filed with the SEC on September 20, 2004.

  * Our current report on Form 8-K dated November 2, 2004, as filed with the SEC on November 8, 2004.

  *  Our quarterly report on Form 10-QSB for the quarter ended
     September 30, 2004, as filed with the SEC on November 15, 2004, and the amended Form 10-QSB/A for this quarter filed with the SEC on February 25, 2005.

  * Our current report on Form 8-K/A dated November 2, 2004, as filed with the SEC on November 17, 2004.

  * Our current report on Form 8-K dated December 22, 2004, as filed with the SEC on December 23, 2004.

  * Our current report on Form 8-K/A dated November 2, 2004, as filed with the SEC on February 25, 2005.

  * All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the date of our latest annual report on Form 10-KSB.

     Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by telephone or by writing to: Trycera Financial, Inc., 170 Newport Center Drive, Suite 210, Newport Beach, CA 92660, Attention Matthew S. Kerper, President; telephone (949) 273-4300.

    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                              ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                          TRYCERA FINANCIAL, INC.
                          [A Nevada Corporation]


                             3,619,637 Shares


                               Common Stock



                                PROSPECTUS



                          TRYCERA FINANCIAL, INC.


                         170 Newport Center Drive
                                 Suite 210
                         Newport Beach, CA  92660

                         Telephone (949) 273-4300


                           _______________, 2005


Until                            , 2005, all dealers that effect
transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                  PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

     Securities and Exchange Commission - Registration Fee  $    320
     Printing and Engraving Expenses                        $  1,680
     Edgarizing Fees                                        $  2,500
     Accounting Fees and Expenses                           $  2,500
     Legal Fees and Expenses                                $ 10,000
                                                              ------
          Total                                             $ 17,000
                                                             =======

     None of the expenses of the offering will be paid by the selling security holders.

Item 15.  Indemnification of Directors and Officers.

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VI of the bylaws of the Company provides that the corporation shall indemnify its directors, officers, and agents to the full extent permitted by the laws of the State of Nevada.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

     Exhibit
     No.       Description of Exhibit                                 Location
     3.1       Articles of Incorporation, as amended June 14, 2004        (6)
     3.2       Current Bylaws                                             (7)
     4.1       Form of Common Stock Certificate                           (1)
     4.2       2004 Stock Option/Stock Issuance Plan*                     (4)
     4.3       Stock Acquisition Agreement dated November 2, 2004,        (9)
               With Dave Margolin, as amended
     4.4       Stock Acquisition Agreement dated November 2, 2004,        (9)
               With Victor Lee
     5.1       Opinion re Legality of Shares                          Attached
     10.1      Promissory Note dated May 18, 2002                         (3)
     10.2      Promissory Note dated November 2, 2001                     (2)
     10.3      Promissory Note dated June 14, 2002                        (3)
     10.4      Promissory Note dated December 31, 2002                    (3)
     10.5      Debenture for $200,000 with Trymetris Capital Fund I, LLC  (4)
     10.6      Consulting Agreement dated May 10, 2004, with              (4)
               Cygni Capital LLC and Ecewa Capital, LLC
     10.7      Employment Agreement dated May 10, 2004, with              (5)
               Matthew S. Kerper*
     10.8      Employment Agreement dated May 26, 2004, with              (5)
               Bryan Kenyon*
     10.9      Asset Purchase Agreement dated November 2, 2004,           (9)
               with Signature Credit Corporation
     10.10     Consulting Agreement dated November 2, 2004, with          (9)
               Dave Margolin
     10.11     Signet Software Agreement dated November 2, 2004,          (9)
               with Dave Margolin and Daryl Rice
     10.12     Service Agreement dated September 9, 2004, with Galileo Attached
               Processing, Inc. (Confidential treatment has been
               requested for a portion of this exhibit)
     10.13     Marketer Agreement dated October 5, 2004, with First    Attached
               Federal Savings Bank of Midwest (Confidential treatment
               has been requested for a portion of this exhibit)
     14.1      Code of Ethics                                             (8)
     23.1      Consent of Independent Auditors                         Attached
     23.2      Consent of Attorney (included in Exhibit 5.1)               --
_______________
     (1) Incorporated by reference from our registration statement on Form 10-SB filed with the Securities and Exchange Commission on July 21,
2000 (File No. 0-30872).
     (2) Incorporated by reference from our 2001 annual report on Form 10-KSB filed with the Securities and Exchange Commission on April 1,
2002 (File No. 0-30872).
     (3) Incorporated by reference from our 2002 annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 31,
2003 (File No. 0-30872).
     (4)  Incorporated by reference from our current report on form
8-K dated May 7, 2004, filed with the Securities and Exchange
Commission on May 13, 2004 (File No. 0-30872).
     (5)  Incorporated by reference from our current report on form
8-K dated May 26, 2004, filed with the Securities and Exchange
Commission on June 9, 2004 (File No. 0-30872).
     (6)  Incorporated by reference from our current report on form
8-K dated June 14, 2004, filed with the Securities and Exchange
Commission on June 15, 2004 (File No. 0-30872).
     (7)  Incorporated by reference from our quarterly report on Form
10-QSB for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 16, 2004 (File No. 0-30872).
     (8)  Incorporated by reference from our current report on form
8-K dated August 25, 2004, filed with the Securities and Exchange
Commission on August 26, 2004 (File No. 0-30872).
     (9) Incorporated by reference from our current report on form 8-K dated November 2, 2004, filed with the Securities and Exchange
Commission on November 8, 2004 (File No. 0-30872).

  * Management contract, or compensatory plan or arrangement required to be filed as an exhibit.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) Include any material or changed information with respect to the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, California, on February 25, 2005.
                                   Trycera Financial, Inc.

                                   By: /s/ Matthew S. Kerper
                                   Matthew S. Kerper, President
                                   (Principal Executive Officer)


                                   By /s/ Bryan W.  Kenyon
                                   Bryan W. Kenyon, Chief Financial
                                   Officer (Principal Financial and
                                   Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                     TITLE               DATE

/s/ Matthew S. Kerper         Director            February 25, 2005
Matthew S. Kerper


/s/ Luan Dang                 Director            February 25, 2005
Luan Dang


/s/ Alan Knitowski            Director            February 25, 2005
Alan Knitowski


                              Director
Randy Cherkas